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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

uVumobile Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

918171109
(CUSIP Number)

Rene Hamouth, 2608 Finch Hill Vancouver B.C. V7S 3H1 Canada, 604.921.2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [    ]

CUSIP No. 918171109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ...Rene Hamouth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canadian

Number of	7.	Sole Voting Power	3,800,000
Shares
Beneficially
Owned by	8.	Shared Voting Power
Each
Reporting
Person	9.	Sole Dispositive Power	3,800,000
With

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,800,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	% 5.793

14.	Type of Reporting Person (See Instructions)

IN

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 08/07/2007

Signature /s/ Rene Hamouth

Name/Title Rene Hamouth

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 12/05/2002